LETTERHEAD

July 21, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, Robert Prevost, hereby consent to the use of my name in connection with references to my involvement in the Rock Creek project, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company's Annual Information Form dated March 21, 2005 (the "AIF") and I have no reason to believe there are any misrepresentations in the information contained therein derived from the services I performed or that is within my knowledge as a result of the services I have performed in connection with the information referred to in the AIF.

Yours truly,

"Robert Prevost"

Robert Prevost